HALLIBURTON BAKER HUGHES

INTEGRATION

HALLIBURTON

Integration Update
Mark McCollum
Executive Vice President
And Chief Integration Officer
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
The following slides and script are from a video presentation by Mark McCollum, Executive Vice President and Chief Integration
Officer of Halliburton Company, that will be made available to Halliburton’s employees.

HALLIBURTON BAKER HUGHES

INTEGRATION

HALLIBURTON

Safe Harbor Statement
The statements in this communication that are not historical statements, including statements regarding the integration of
Halliburton and Baker Hughes, anticipated benefits and cost synergies of the proposed transaction, future opportunities for the combined company, the expected timing of the closing of the acquisition and expectations regarding the receipt of the required regulatory approvals, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’
stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated;
the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to
Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits;
expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and
other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current
Reports on Form 8-K and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition.
Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Safe Harbor Statement
Additional Information
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF
HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION
STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE
THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.
Participants in Solicitation
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on
July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on
Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014,
September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

4 Erle Halliburton Reuben Baker Howard Hughes, Sr. A Strong Foundation

HALLIBURTON BAKER HUGHES

INTEGRATION

HALLIBURTON

Stronger, More Diverse Organization
Expanded Platform
For Superior Growth,
Margins and Returns
Comprehensive
Mature Fields
Capabilities
Robust
Deep Water
Technology Portfolio
Best-in-Class
Unconventional
Solutions

Nearly $2 Billion of Annual Cost Synergies
18%
North American
Operational Efficiencies
Administration /
Organizational
Efficiencies
R&D Optimization
Real Estate
Corporate
31%
23%
8%
9%
11%
International
Operational
Efficiencies

HALLIBURTON
BAKER HUGHES
PRESERVE PRESENT BUSINESS VALUE
INTEGRATION PLANNING; REGULATORY PROCESS
FINALIZE INTEGRATION PLAN; REGULATORY DECISIONS
CAPTURE VALUE
INTEGRATION
CREATE VALUE
DELIVER NEARLY $2 BILLION OF COST SYNERGIES
PLAN FOR INTEGRATION
CLOSING DATE

HALLIBURTON BAKER HUGHES

INTEGRATION

HALLIBURTON

7 Integrate – Stabilize – Optimize Integration Strategy

Integration Guiding Principles
Speed trumps perfection
Day 1 Operating Framework drives
critical path
Integrate, not re-engineer
“Best athletes” in combined company
Halliburton processes/systems presumed
Communicate regularly and transparently
INTEGRATE
STABILIZE
OPTIMIZE
2
3
1

NOVEMBER 16, 2014
HALLIBURTON AND BAKER HUGHES
REACH AGREEMENT TO COMBINE COMPANIES
DECEMBER 04, 2014
HALLIBURTON ANNOUNCES INTEGRATION LEADERSHIP
FOR BAKER HUGHES ACQUISITION
DECEMBER 2014
REGULATORY REVIEWS BEGIN
JANUARY 2015
INTEGRATION TEAMS CHOSEN
AND PLANNING BEGINS
MARCH 27, 2015
HALLIBURTON AND BAKER HUGHES
STOCKHOLDERS TO VOTE
SECOND HALF 2015
REGULATORY DECISIONS EXPECTED
INTEGRATION TEAM EXPANDS
TO PLAN COMBINATION OF TALENT AND CAPABILITIES OF BOTH COMPANIES
SECOND HALF 2015
THE DEAL
EXPECTED TO CLOSE
DAY 1 POST CLOSE
INTEGRATION IMPLEMENTATION
EXPECTED TO BEGIN

HALLIBURTON BAKER HUGHES
INTEGRATION

HALLIBURTON

9 The Deal

THE DEAL

WHERE WE ARE NOW

- INTEGRATION TEAM IDENTIFIED
- INTEGRATION DISCOVERY PROCESS UNDERWAY
- FAST TRACK GROUPS LAUNCHED
  IT, HR, F&A, Tax
- RESPOND TO DOJ 2ND REQUEST

WHAT'S NEXT

- SHAREHOLDER VOTE
- DIVESTITURE PROCESS
- REGULATORY DECISIONS

HALLIBURTON BAKER HUGHES
INTEGRATION

HALLIBURTON

10 Note: Order, timing and completion of events may change.

11 Your Role In This Process CONTINUE TO FOCUS ON SAFE, RELIABLE OPERATIONS TREAT BAKER HUGHES AS A COMPETITOR UNTIL THE DEAL CLOSES PROVIDE THE SAME OUTSTANDING SERVICE THAT OUR CUSTOMERS EXPECT

HALLIBURTON

BAKER HUGHES

HALLIBURTON BAKER HUGHES
INTEGRATION

HALLIBURTON

12 Stronger, Combined Organization Makes History +

[Script]

When we announced our pending acquisition of Baker Hughes, the Halliburton leadership team and I promised to keep you informed throughout the process. As Halliburton’s lead on these important integration efforts, I’m pleased to provide you with an update on how the integration is progressing.

[Slide – FLS Note]

Now, before I go on, as many of you are also Halliburton stockholders and may be interested in the subject matter of today’s presentation from the perspective of a stockholder as well as an employee, I’ll draw your attention to the disclaimer on forward-looking information included in the slides that accompany this update. Some of the comments that I make today may include forward-looking statements reflecting Halliburton’s views about future events. These matters involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

[Slide – Legends]

As you may already be aware, Halliburton filed with the SEC on February 18, 2015, a definitive proxy statement/prospectus that has been mailed to stockholders of Halliburton and Baker Hughes in connection with the upcoming special meetings of the companies planned for March 27, 2015. If you are a shareholder of either company and will be casting a vote or delivering a proxy on the matters to be considered at either special meeting, you should review the proxy statement/prospectus, which is also available free-of-charge on our website.

[Slide 4 – A strong foundation]

Erle Halliburton, R. C. Baker, and Howard Hughes were pioneers of our industry who invented many of the tools and techniques that we still use today. As the founders of Halliburton and Baker Hughes, these visionaries built two strong companies with an outstanding legacy of innovation and customer service. We now have an opportunity to build on that legacy.

[Slide 5 – Stronger, more diverse organization]

By combining these two great companies, our desire is to create a bellwether global oilfield services company, and we have all the resources we need to make the integration process successful. The result of our collaborative efforts will be a stronger, more diverse organization that is well equipped to address the industry’s three key strategic growth markets. The new company will feature best-in-class unconventional solutions, a robust deepwater technology portfolio, and comprehensive mature field capabilities.

Additionally, once the integration is achieved, the combined company will also have the expanded platform needed to deliver superior growth, margins and returns for our shareholders.

[Slide 6 – Cost synergies]

Through our due diligence and financial intelligence, we have identified a reasonable goal to achieve nearly $2 billion dollars of annual cost synergies upon full integration. Here, you can see the various ways we plan to reach this objective. About $1 billion dollars of the synergies are expected to come from better operating results as we improve the collective asset efficiency and margins of the combined business. About $1 billion dollars of the synergies are expected to come from avoiding duplicate administrative costs.

[Slide 7 – Integration strategy]

Now, we can’t actually start the formal integration until after the deal closes. In the meantime, Halliburton and Baker Hughes must continue to operate as competitors, just like we always have in the past. The first order of business, therefore, is making sure that both Halliburton and Baker Hughes continue to be individually successful while we work to get to the closing date.

Additionally, before we can close we must secure the approval of regulators in a number of countries around the world. These regulators will want to insure that the proposed transaction will not create an anti-competitive atmosphere in those countries. The regulatory approval process may also likely result in Halliburton and/or Baker Hughes divesting some of its businesses. Those divestitures would need to be agreed and approved by certain regulatory authorities before we can close the larger transaction. In the meantime, we will be working to develop a robust plan so that we can hit the ground running on integration once the closing occurs.

Our strategy for the integration process focuses on three key elements: Integrate, stabilize, and then optimize.

First, we will quickly and efficiently integrate the structure and policies of the two organizations. Second, we will stabilize the systems and processes and finally, we will optimize every aspect of our business, with the expectation of creating nearly $2 billion dollars of annual cost synergies at the end of the process.

[Slide 8 – Guiding principles]

As we move forward, we will be proceeding according to some guiding principles:

•	First, speed trumps perfection. It will be more important to keep the integration planning process moving quickly rather than waiting to find “perfect solutions.”

•	Day One - the day after the pending transaction closes and Baker Hughes officially becomes part of Halliburton – will determine the critical timeline for all of our integration plans and activities.

•	We’ll aim to integrate our companies — not re-engineer them — and to make sure the transition is accomplished without disruption to our day-to-day business. For example, it is important to us that on Day One every employee will know what their job is, who they will be working for, how they will be paid and what their benefits will be. We want our customers to be assured that their work will be done and to know who will be doing it. And our suppliers will need to know where to deliver their materials and services and how they will be paid.

•	We’ll be looking for the “best athletes” of both companies - whether products, processes or people - to take the combined company forward.

•	Although the integration discussions will be open-minded and flexible, we will be building from the foundation of Halliburton’s existing processes and systems.

•	And finally, we will be communicating regularly and transparently to let you know how the integration is progressing.

Our goal is a successful integration by the end of 2017. This will mean that we’ve accomplished several objectives:

•	The integration process was quick and effective.

•	We maintained strong momentum in our core businesses.

•	Our vision and strategy led us to an outstanding platform for superior growth.

•	We’ve reduced operating costs of the combined organization, and positioned it to generate best-in-class returns for shareholders and an improved value proposition for customers.

•	And, finally, we designed and mobilized a focused, high-performing organization with a unified desire to work together and win.

[Slide 9 – Timeline infographic]

There are many steps we must take on our journey to close this transaction. To help you better understand the road ahead, let’s take a look at the deal’s overall timeline for 2015. We’ve achieved quite a lot in the short time since we announced the acquisition. Our integration planning is well underway and we have some significant milestones coming up.

[Slide 10 – Where we are now]

So where are we now? The Halliburton Integration Team has been identified and is already working alongside our counterparts at Baker Hughes to guide the integration planning process. Fast-track groups have been launched in areas such as IT, Human Resources, Finance and Accounting, and Tax to share procedures and processes to discover areas of commonality as well as areas of critical difference that will need to be addressed in the integration plan.

Additionally, we are now in the process of responding to what’s called the “second request” for information about our businesses from the Department of Justice, who is reviewing the transaction for anti-trust purposes in the United States. We expected this request to come, and our response will take a considerable amount of time and effort on the part of a number of people across both organizations. We are also completing regulatory filings and responding to requests for information in other jurisdictions around the world.

Halliburton and Baker Hughes will each have their stockholder vote on Friday, March 27, and regulatory decisions are expected in the second half of 2015. Exciting times are ahead for sure.

[Slide 11 – Your role in this process]

The most important question right now is: What is your role in this process?

First, every one of us must continue to focus on safe, reliable operations.

Second, regard Baker Hughes as a competitor and treat them accordingly. I can assure you, they are treating us as competitors — as they should! We are in competition for customers’ business, and we will remain so, until the deal closes.

Your third responsibility is to continue providing the outstanding service our customers have come to expect. In other words, do what Halliburton employees have always done — and continue to do — be the very best in the industry.

Frankly, your role is absolutely crucial. We hope you understand the direct impact you will make as a part of the largest integration project in the history of our industry.

[Slide 12 – Stronger, combined organization makes history]

The organization we are shaping today will be stronger and more dynamic. Capturing all of the potential value that is held in this historic combination of Halliburton and Baker Hughes will require the participation of every single one of us at some point in this process. We need your help to make this integration a success. Together, let’s go make history!

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, anticipated benefits and cost synergies of the proposed transaction, future opportunities for the combined company, the expected timing of the closing of the acquisition and expectations regarding the receipt of the required regulatory approvals, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.